UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2026

Jayshree S. Desai
Chief Financial Officer
Quanta Services, Inc.
2727 North Loop West
Houston, Texas 77008

Re: Quanta Services, Inc.
Form 10-K for the fiscal year ended December 31, 2025
File No. 001-13831

Dear Jayshree S. Desai:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2025</u>

<u>4. Revenue Recognition and Related Balance Sheet Accounts</u>
<u>Performance Obligations, page 76</u>

1. We note that 66.1% of your $23.76 billion remaining performance obligations as of December 31, 2025 is expected to be recognized within the next 12 months. Please tell us in what periods you expect to recognize the remaining 33.9% and how your current disclosures reflect the appropriate time bands for your arrangements. In that regard, please tell us how you considered disclosure around revenue expected to be recognized within 1 year, 2 years, etc. Refer to ASC 606-10-50-13(b).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ameen Hamady at 202-551-3891 or Jeffrey Lewis at 202-551-6216 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction